

September 6, 2011

Via E-mail
Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re:** **Kirin International Holding, Inc.**
> **Amendment #4 to Form 8-K**
> **Filed August 26, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 4

Organization and Subsidiaries, page 5

Exclusive Option Agreement, page 6

1. Review of the respective trust agreements filed in response to comment 3 from our letter dated July 28, 2011 (Exhibits 10.20 to 10.26 English translations) suggests that these agreements all pertain to Xingtai Zhongding. For example, the power of attorney for each agreement refers specifically to Xingtai Zhongding. We note, however, that the disclosure on page 7 indicates that some of these trust agreements relate to Hebei Zhongding. Please explain and refile the appropriate trust agreements as necessary.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 34

Liquidity and Capital Resources, page 44

2. Your response to comment 6 from our letter dated July 28, 2011 indicates that the $36.6 million obligation to suppliers as of December 31, 2010 is not comparable to the $164.3 million figure supplied in your Form 10-Q for the period ended March 31, 2011. It remains unclear why. We note that both sums purport to represent non-cancellable obligations to suppliers that you had committed to pay. Please further explain why comparison is not appropriate or provide trend disclosure regarding the significant increase in amounts owed.

Material Financial Obligations, page 46

3. We note your response to comment 5 from our letter dated July 28, 2011. Please explain the following inconsistencies:

   • The Loan Agreement with Industrial and Commercial Bank of China (Exhibit 10.18 English translation) indicates a term of 20 months while disclosure in your Form 10-Q for the period ended June 30, 2011 indicates terms from 12 to 16 months.
   • The Loan Agreement with Rural Credit Cooperative Union (Exhibit 10.19 English translation) indicates an interest rate of 7.308% annually while disclosure in your Form 10-Q for the period ended June 30, 2011 indicates an interest rate of 10.58% annually.

   Per our prior comments, please discuss the material terms of these loans within this section.

Exhibit 99.1 Consolidated Financial Statements

4. As we noted in our prior comment 9 from our letter dated July 28, 2011, the structure that is in place is not a direct ownership structure, therefore you can only consolidate the operating entities, if the operating entities are VIE's and you are the primary beneficiary. You need to provide a discussion that acknowledges that the operating entities are VIE's, and why you are the primary beneficiary. The discussion should center around the power you have to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Please also do the following:

   • Discuss in your notes to the financial statements risks associated with the consolidation of the VIE's as well as risks associated with activities of the VIE that

> may violate PRC rules and regulations. See ASC 810-10-50-2. Also disclose the types and nature of risks associated with your involvement with the VIE's as they relate to cash flows, financial position and operating performance. See ASC 810-10-50-2.
> - Please disclose the management fee arrangement in the Entrusted Management Agreement, including the basis of the fee (i.e. based on a percentage of net income or revenues), and if the fees have actually been paid by the operating companies.
> - Please provide all disclosure related to your VIE as required by ASC 810-10-50, specifically disclosures under ASC 810-10-50-2AA and 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
Avraham Adler, Esq.
Anslow & Jaclin, LLP